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                             August 4, 2020

       Jack Hightower
       Chairman and Chief Executive Officer
       HighPeak Energy, Inc.
       421 W. 3rd Street, Suite 1000
       Fort Worth, TX 76102

                                                        Re: HighPeak Energy,
Inc.
                                                            Amendment No. 5 to
Registration Statement on Form S-4
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed August 3,
2020
                                                            File No. 333-235313

       Dear Mr. Hightower:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Pro Forma Adjustment (i), page 80

   1. We note that pro forma adjustment (i) relates to the issuance of 5,811,000 shares of
                                                        HighPeak Energy common
stock (and a corresponding number of warrants and CVRs) of
                                                        Forward Purchase
Investment for $58.1 million in proceeds. The issuance of 5,811,000 shares represents an
increase of 811,000 shares relative to the amounts referenced in the prior amendment. You
disclose on page 217 that 811,000 shares of HighPeak Energy
                                                        common stock, 811,000
CVRs and 811,000 forward purchase warrants are issuable to a group of other
stockholders pursuant to the Forward Purchase Agreement Amendment.
                                                        We note that your
Forward Purchase Agreement Amendment filed as Exhibit 4.3 is dated
                                                        July 24, 2020 and it is
unclear as to whether the other stockholders are party to this
 Jack Hightower
HighPeak Energy, Inc.
August 4, 2020
Page 2
      agreement. If these other stockholders are party to this agreement, please file an updated executed copy of the Forward Purchase Agreement Amendment which includes their investment commitments. Unless you secure investor commitments to purchase an incremental 811,000 million shares of HighPeak Energy common stock prior to requesting an effective date for your registration statement, remove the adjustments from your pro forma presentation and revise all related disclosures throughout your filing accordingly.
      Refer to Rule 11-02(b)(6) of Regulation S-X.

General

2. Please revise your prospectus cover page to reference and file an updated opinion to include all securities being registered pursuant to the registration statement. In addition, please file consents from Messrs. Oldham, Covington, Gustin, Chernosky and Fulgham.
      Refer to Rule 438 of Regulation C under the Securities Act.
       You may contact Joseph Klinko, Staff Accountant, at 202-551-3824 or John Cannarella,
Staff Accountant, at 202-551-3337 if you have questions regarding comments on the financial statements and related matters. For questions regarding engineering comments, you may contact
John Hodgin, Petroleum Engineer, at 202-551-3699. Please contact Irene Barberena-Meissner,
Staff Attorney, at 202-551-6548 or Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions.



                                                             Sincerely,
FirstName LastNameJack Hightower
                                                             Division of
Corporation Finance
Comapany NameHighPeak Energy, Inc.
                                                             Office of Energy &
Transportation
August 4, 2020 Page 2
cc:       Taylor Landry, Esq.
FirstName LastName